Filed Pursuant to Rule 424(b)(3)
Registration No. 333-100244
Prospectus Supplement No. 2
To Reoffer Prospectus, Dated April 18, 2008
of
MACK-CALI REALTY CORPORATION
Relating to
799,290 Shares of Common Stock
          This prospectus supplement, dated March 12, 2010 (this “Supplement”), supplements our reoffer prospectus filed as part of our Post Effective Amendment No. 4 to Registration Statement on Form S-8 dated April 18, 2008, and supplemented by the prospectus supplement dated July 2, 2009 (the “Prospectus”), relating to the resale by certain of our shareholders (collectively, the “Selling Shareholders”) who have acquired our common stock, par value $.01 per share, offered by this Supplement in conjunction with the Prospectus pursuant to our 2000 Employee Stock Option Plan or our Amended and Restated 2000 Director Stock Option Plan (collectively, the “Plans”). This Supplement presents certain information regarding the ownership of our common stock by the Selling Shareholders as of March 12, 2010, and updates the number of shares of our common stock available for resale by each Selling Shareholder pursuant to the Plans. No additional securities are being registered hereby.
          You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.
          The Selling Shareholders may offer their shares of Common Stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our Common Stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The Selling Shareholders may engage brokers or dealers who may receive commissions or discounts from the Selling Shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.
          Our Common Stock is listed on The New York Stock Exchange under the symbol “CLI.” The closing price of our Common Stock as reported on The New York Stock Exchange on March 10, 2010 was $34.25 per share.
          You should carefully read and consider the risk factors under Item 1A beginning on page 8 in our Annual Report on Form 10-K for the year ended December 31, 2009 for risks relating to investments in our securities.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is March 12, 2010

SELLING SHAREHOLDERS
     The Selling Shareholders are persons listed in the table below who have acquired the common stock offered by this Supplement in conjunction with the Prospectus pursuant to our 2000 Employee Stock Option Plan or our Amended and Restated 2000 Director Stock Option Plan. Each Selling Shareholder will receive all of the net proceeds from the sale of his shares of common stock offered by this Supplement in conjunction with the Prospectus.
     The following table presents certain information regarding the ownership of our common stock by the Selling Shareholders as of March 12, 2010. The number of shares of common stock outstanding will not change as a result of the offering, nor will the number of shares owned or percentage of ownership of any persons other than the Selling Shareholders change as a result thereof. However, because the Selling Shareholders may offer from time to time all or some of their shares under this Supplement, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the Selling Shareholders or that will be held by the Selling Shareholders after completion of the sales.
     The information contained in the following table is as of March 12, 2010, and supersedes and replaces the table of Selling Shareholders, and the related footnotes, contained in the Prospectus.

	Number of	Number of	Number of
	Shares Owned	Shares	Shares to Be
	Prior to	Registered	Owned After
Name and Position With Us	Offering(1)	Hereby(2)	Offering(3)
William L. Mack	3,307,074	11,190	3,295,884
Chairman of the Board

Mitchell E. Hersh	501,063	263,947	237,116
Chief Executive Officer and Director

Barry Lefkowitz	195,474	119,753	75,721
Executive Vice President and Chief Financial Officer

Roger W. Thomas	147,577	79,845	67,732
Executive Vice President, General Counsel and Secretary

Michael A. Grossman	123,817	121,817	2,000
Executive Vice President

Mark Yeager(4)	93,023	87,958	5,065
Executive Vice President

Martin S. Berger	523,502	1,970	521,532
Director

Alan S. Bernikow	15,690	15,690	0
Director

John R. Cali	301,726	11,190	290,536
Director

Kenneth M. Duberstein	14,690	14,690	0
Director

Nathan Gantcher	40,690	11,190	29,500
Director

David S. Mack	2,044,437	12,490	2,031,947
Director

Alan G. Philibosian	26,690	11,190	15,500
Director

Irvin D. Reid	11,190	11,190	0
Director

Vincent Tese	9,070	9,070	0
Director

	Number of	Number of	Number of
	Shares Owned	Shares	Shares to Be
	Prior to	Registered	Owned After
Name and Position With Us	Offering(1)	Hereby(2)	Offering(3)
Robert F. Weinberg	537,452	4,920	532,532
Director

Roy J. Zuckerberg	53,190	11,190	42,000
Director

Total	7,946,355	799,290	7,147,065

(1)	Includes shares of common stock acquired not pursuant to any employee or director benefit plan, common stock underlying options and restricted stock granted pursuant to our 2000 Employee Stock Option Plan and our Amended and Restated 2000 Director Stock Option Plan (both vested and unvested), common stock underlying options granted pursuant to any other employee or director benefit plan, restricted stock granted under any other employee or director benefit plan, and common stock underlying common units, preferred units (as converted into common units), and vested warrants to acquire common stock.

(2)	Includes all common stock underlying options granted and outstanding as of March 12, 2010 (both vested and unvested), and all restricted stock issued, pursuant to our 2000 Employee Stock Option Plan and our Amended and Restated 2000 Director Stock Option Plan.

(3)	Assumes all shares registered under this prospectus will be sold.

(4)	On March 10, 2010, Mr. Yeager notified the Company of his intention to voluntarily resign as executive vice president of the Company. Mr. Yeager’s resignation, which is without good reason under the terms and conditions of his employment agreement with the Company, shall be effective on March 26, 2010.
     If and when a selling shareholder sells all of his shares of common stock registered under this Supplement, the following Selling Shareholders will own more than one percent of our common stock at March 12, 2010:

Percentage
Name	Ownership
William L. Mack	4.01%
David S. Mack	2.52%